

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              ---------------------

                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
            (PURSUANT TO SECTION 13(e) (1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934)
                           (Amendment No. __________)

                                 RB Asset, Inc.
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                                (Name of Issuer)
--------------------------------------------------------------------------------
                                 RB Asset, Inc.

                      (Name of Person(s) Filing Statement)
--------------------------------------------------------------------------------
     15% Non-Cumulative Perpetual Preferred Stock, Series A, par value $1.00

                         (Title of Class of Securities)
--------------------------------------------------------------------------------
                                   749254 207

                      (CUSIP Number of Class of Securities)
--------------------------------------------------------------------------------
                              Nelson L. Stephenson
                                 RB Asset, Inc.
                                645 Fifth Avenue
                               New York, NY 10022
                                 (212) 848-0201
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
         and Communications on Behalf of the Person(s) Filing Statement)

                                November 25, 1998
--------------------------------------------------------------------------------
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE
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

Transaction
Valuation(1)                                               Amount Of Filing Fee
------------                                               --------------------
Pursuant to Rule 0-11(b)(2) promulgated under the               $7,263.20
Securities Exchange Act of 1934, as amended, the filing
fee relating to $36,316,000 principal amount of
Increasing Rate Junior Subordinated Notes due 2006, the
maximum amount of notes to be issued pursuant to the
offering described herein, is based upon the book value
of 1,400,000 shares of the 15% Non-Cumulative Perpetual
Preferred Stock, Series A, of $36,316,000.


/ /      Check box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

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
Amount previously paid:                      Filing party:
                       ----------------                   ----------------
Form or registration no.:                    Date filed:
                       ----------------                   ----------------



--------

1 Set forth the amount on which the filing fee is calculated and state how it was determined.

Item 1.  Security and Issuer.

(a) The name of the issuer is RB Asset, Inc. (the "Issuer") and its principal executive office is located at 645 Fifth Avenue, New York, New York 10022.

(b) The Issuer is seeking tender of any and all issued and outstanding shares of the Issuer's 15% Non-Cumulative Perpetual Preferred Stock, Series A, par value $1.00 (the "Series A Preferred Stock"). As of November 1, 1998, 1,400,000 shares of Series A Preferred Stock were issued and outstanding. The Issuer is offering to exchange (the "Exchange Offer") $25.94 principal amount of its newly-issued Increasing Rate Junior Subordinated Notes due 2006 (the "Subordinated Notes") for each share of Series A Preferred Stock tendered by holders thereof.

     As of September 21, 1998: (i) Jerome McDougal, a director, owned 2,950 shares of Series A Preferred Stock; (ii) David Liptak, a director, as president of West Broadway Partners, Inc., has voting and dispositive power over the 110,000 shares of Series A Preferred Stock held by such firm; accordingly, Mr. Liptak may be deemed to be the beneficial owner of 110,000 shares of Series A Preferred Stock; and (iii) Jeffrey Suskind, a director, as principal of Strome, Suskind Investment Management, Inc., has voting and dispositive power over 130,000 shares of Series A Preferred Stock held by such firm; accordingly, Mr. Suskind may be deemed to be the beneficial owner of 130,000 shares of Series A Preferred Stock. Apart from the foregoing, the Issuer has no knowledge of ownership of shares of Series A Preferred Stock by any officer, director or affiliate of the Issuer. The Issuer has no knowledge as to whether any of the foregoing persons intends to tender shares of Series A Preferred Stock pursuant to the Exchange offer.

(c) The Series A Preferred Stock is not traded in any public market. Accordingly, there are no published quotations for the price of the Series A Preferred Stock.

(d) Not applicable

Item 2.  Source and Amount of Funds or Other Consideration.

(a) The consideration for the purchase of Series A Preferred Stock is a newly-issued series of Subordinated Notes of the Issuer.

(b) Not applicable.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

     The information set forth in the section titled "Purposes and Effects of the Exchange Offer; Release of Claims" of the Offering Circular dated November 25, 1998 and attached hereto as Exhibit (a)(1) to Item 9 (the "Offering Circular") is hereby incorporated by reference herein.

     All shares of Series A Preferred Stock tendered by holders and accepted by the Issuer will be retired.

     In the event that all shares of Series A Preferred Stock were tendered, the Board of Directors of the Issuer would be decreased in size by two and the two directors elected by holders of the Series A Preferred Stock would cease to be directors of the Issuer. The Information set forth in the section titled

"Description of Capital Stock--Series A Preferred Stock--Voting Rights" of the Offering Circular is hereby incorporated by reference herein.

     Except as set forth above in this Item 3, the Issuer has no plans or proposals which relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 3 of Schedule 13E-4.

Item 4.  Interest in Securities of the Issuer.

     Neither the Issuer nor, to the knowledge of the Issuer, any executive officer or director or any person controlling the Issuer or any associate or subsidiary of any such person, including any executive officer or director of any such subsidiary, has effected any transactions in the Series A Preferred Stock during the period of 40 days preceding the date of this Schedule.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

     Promptly following the acceptance of shares of Series A Preferred Stock exchanged by the holders thereof for Subordinated Notes, the Issuer will enter into an indenture substantially in the form of Exhibit (b)(1) hereto with the trustee pursuant to which the Subordinated Notes will be issued. Apart from the foregoing and the information set forth in Item 6, there are no contracts, arrangements, understandings or relationships relative to the Exchange Offer between the Issuer and any person with respect to any securities of the Issuer.

Item 6.  Persons Retired, Employed or to be Compensated.

     The Issuer has retained MacKenzie Partners, Inc. as the Information Agent and American Stock Transfer & Trust Company as the Exchange Agent in connection with the Exchange Offer. The Information Agent and Exchange Agent will provide to holders of the Series A Preferred Stock only information otherwise contained in the Offering Circular and general information regarding the mechanics of the exchange process. The Exchange Agent will provide the actual acceptance and exchange services with respect to the exchange of shares of Series A Preferred Stock for Subordinated Notes. Neither the Information Agent nor the Exchange Agent will solicit exchanges in connection with the Exchange Offer and will not make recommendations as to the acceptance or rejection of the Exchange Offer. Both the Information Agent and Exchange Agent will be paid reasonable fees directly by the Issuer for their services.


Item 7.  Financial Information.

     The financial data set forth in the section entitled "Selected Financial Data and Pro Forma Financial Information" of the Offering Circular, the audited financial statements of the Issuer set forth in the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 1998 attached as Annex A to the Offering Circular and the unaudited financial statements set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 attached as Annex B to the Offering Circular, are hereby incorporated by reference herein.

Item 8.  Additional Information.

     (d) The information set forth in the section titled "Purposes and Effects of the Exchange Offer; Release of Claims" of the Offering Circular regarding litigation commenced by certain holders of Series A Preferred Stock is hereby incorporated by reference herein.

Item 9.  Material to be filed as Exhibits.


Exhibit (a)(1)     Offering Circular of the Issuer dated November 25, 1998

Exhibit (a)(2)     Letter of Transmittal of the Company dated November 25, 1998.

Exhibit (a)(3)     Notice of Guaranteed Delivery of the Company dated November 25, 1998.

Exhibit (a)(4)     Letter to Holders of the 15% Non-Cumulative Perpetual
                   Preferred Stock, Series A, par value $1.00, of the Company dated November 25, 1998.

Exhibit (a)(5)     Letter to Brokers, Dealers, Commercial Banks, Trust
                   Companies and Other Nominees of the Company dated November
                   25, 1998.

Exhibit (a)(6)     Letter to Clients of the Company dated November 25, 1998.

Exhibit (a)(7)     IRS Guidelines

Exhibit (b)(1)     Form of Indenture by and between the Issuer and LaSalle
                   National Bank, as Trustee




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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct

                                   November 25, 1998



                                   By:  /s/ Nelson L. Stephenson
                                        ----------------------------------
                                          Nelson L. Stephenson, President
                                          and Chief Executive Officer



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